Exhibit 99.5

PRO FORMA VALUATION UPDATE REPORT

OCEAN SHORE HOLDING CO.

Ocean City, New Jersey

HOLDING COMPANY FOR:

OCEAN CITY HOME BANK

Ocean City, New Jersey

Dated As Of:

October 24, 2008

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

October 24, 2008

Boards of Directors

OC Financial MHC Ocean Shore Holding Co.

Ocean City Home Bank

1001 Asbury Avenue

Ocean City, New Jersey 08226-3329

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by Ocean Shore Holding Co., Ocean City, New Jersey (“OSHC” or the “Company”) in connection with the mutual-to-stock conversion of OC Financial MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.20% of the common stock of OSHC (the “MHC Shares”), the mid-tier holding company for Ocean City Home Bank, Ocean City, New Jersey (the “Bank”). The remaining 42.80% of OSHC’s common stock is owned by public stockholders. OSHC, which completed its initial public stock offering in December 2004, owns 100% of the common stock of the Bank. It is our understanding that OSHC will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.

This Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”).

Our Original Appraisal report, dated August 22, 2008 (the “Original Appraisal”) is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in OSHC’s financial condition, including financial data through September 30, 2008; (2) an updated comparison of OSHC’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Washington Headquarters
Rosslyn Center	Telephone:	(703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.:	(703) 528-1788
Arlington, VA 22209	Toll-Free No.:	(866) 723-0594

www.rpfinancial.com	E-Mail:	mail@rpfinancial.com

Boards of Directors

October 24, 2008

Plan of Conversion and Stock Issuance

On August 20, 2008, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the “Company”), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of the Bank’s local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of September 30, 2008, the MHC’s ownership interest in OSHC approximated 57.20%. The Company will also issue shares of its common stock to the public stockholders of OSHC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued OSHC common stock as owned immediately prior to the conversion. As of September 30, 2008, the public stockholders’ ownership interest in OSHC approximated 42.80%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of September 30, 2008, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Boards of Directors

October 24, 2008

Discussion of Relevant Considerations

1.	Financial Results

Following the preparation of the Original Appraisal, the Company’s September 30, 2008, financial data became available in the Company’s amended prospectus. Table 1 presents summary balance sheet and income statement data through September 30, 2008, as well as comparable data for the period ending June 30, 2008, as set forth in the Original Appraisal.

Growth Trends

The Company’s total assets increased by approximately $37.9 million over the three months ended September 30, 2008, which reflects the impact of growth in both the loan and deposit portfolios while the balance of investments increased and borrowings declined. Equity increased modestly (by $664,000) during the quarter, notwithstanding the impact of a $1.3 million pre-tax non-cash accounting charge for other than temporary impairment (“OTTI”) of available for sale investment securities, which impacted the level of interim earnings.

Loan Receivable

Loans receivable increased from $567.3 million, as of June 30, 2008, to $579.0 million, as of September 30, 2008, reflecting a 2.1% increase. The proportion of loans decreased modestly from 86.2% of assets as of June 30, 2008 to 83.2% of assets as of September 30, 2008.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities (“MBS”) increased by $25.7 million, to equal $80.0 million or 11.5% of total assets as of September 30, 2008 compared to $54.4 million or 8.3% of assets for June 30, 2008. Available for sale investment securities (including MBS) declined modestly, while held to maturity investment securities (including MBS) increased by $25.8 million. Cash and cash equivalents increased modestly based on updated financial data.

Funding Structure

Deposit balances increased by $46.9 million over the three months ended September 30, 2008, to equal $460.7 million, or 66.2% of total assets. Borrowings consisting of FHLB advances decreased slightly over the quarter to equal $145.0 million. As discussed in the Original Appraisal, the Company typically utilizes borrowings in two different respects: (1) as a supplemental funding source to favorably manage funding costs and to manage interest rate risk; and (2) longer-term borrowings to finance growth and diversification as a supplement to funding operations through deposits. The balance of subordinated debt has remained unchanged during the last three months, while reverse repurchase agreements have diminished.

Boards of Directors

October 24, 2008

Table 1

Ocean Shore Holding Co.

Recent Financial Data

	At June 30, 2008		At Sept. 30, 2008
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$657,837	100.00%	$695,710	100.00%
Securities -HTM	4,407	0.67%	30,189	4.34%
Securities -AFS	39,012	5.93%	35,680	5.13%
Loans receivable (net)	567,312	86.24%	579,045	83.23%
Cash and cash equivalents	10,978	1.67%	14,185	2.04%
Deposits	413,735	62.89%	460,683	66.22%
FHLB advances	149,190	22.68%	145,000	20.84%
Subordinated debt	15,464	2.35%	15,464	2.22%
Other borrowings	7,250	1.10%	2,250	0.32%
Equity	63,551	9.66%	64,215	9.23%

	12 Months Ended At June 30, 2008		12 Months Ended At Sept. 30, 2008
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$34,765	5.72%	$35,609	5.48%
Interest Expense	(17,984)	-2.96%	(17,737)	-2.73%

Net Interest Income	$16,781	2.76%	$17,872	2.75%
Provision for Loan Losses	(270)	-0.04%	(336)	-0.05%

Net Interest Income after Provisions	$16,511	2.72%	$17,536	2.70%
Other Operating Income	2,727	0.45%	2,781	0.43%
Operating Expense	(13,318)	-2.19%	(13,674)	-2.10%

Net Operating Income	5,920	0.98%	6,643	1.03%
Net Non-Operating Income	(362)	-0.06%	(1,659)	-0.26%
Net Income Before Tax	5,558	0.92%	4,984	0.77%
Income Taxes	(2,068)	-0.34%	(1,963)	-0.30%

Net Income (Loss)	3,490	0.58%	$3,021	0.47%
Core Net Income (Loss)	$3,707	0.61%	$4,017	0.62%

Source: Ocean Shore Holding Co.’s audited and unaudited financial statements and RP Financial calculations.

Boards of Directors

October 24, 2008

Equity

Total equity increased modestly (by $664,000) over the three months ended September 30, 2008, and equaled $64.2 million, or 9.2% of total assets. As discussed above, the limited change in equity resulted from the OTTI charge on available for sale investment securities, which materially reduced the level of interim earnings reported during the quarter. Additionally, equity continued to be impacted by dividends paid to minority shareholders.

Income and Expense Trends

The Company’s earnings decreased relative to the level reflected in our Original Appraisal, owing to the OTTI charge on available for sale investment securities which resulted in a higher net non-operating loss. In contrast, core earnings increased based on updated financial data as growth in net interest income more than kept pace with the Company’s increasing operating expenses. Details with respect to changes in the Company’s earnings are more fully explained below.

Net Interest Income

The Company’s net interest income increased slightly, as the level of interest income outstripped the growth of interest expense. For the 12 months ended September 30, 2008, the Company’s net interest income totaled $17.872 million (2.75% of average assets), which reflects a slight increase from a level of $16.781 million (2.76% of average assets), reported for the 12 months ended June 30, 2008.

Loan Loss Provisions

Provision for loan losses increased slightly from $270,000, or 0.04% of average assets for the twelve months ended June 30, 2008, to $336,000, or 0.05% of average assets for the twelve months ended September 30, 2008. The increase in loan loss provisions primarily reflects the impact of loan portfolio growth rather than provisions established for specific asset-quality related problems. Provisions for loan losses have typically been limited reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio.

Other Operating Income

Other operating income for the most recent 12 months remained substantially unchanged relative to the level reported in the Original Appraisal, and totaled $2.8 million, equal to 0.43% of average assets. The bulk of OSHC’s fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily brokerage services), which provide a modest amount fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income. Growth in the level of non-interest operating income is expected to be gradual in future periods.

Operating Expenses

The Company’s operating expenses have increased in recent years due to asset growth, increased lending activities in both the residential and commercial portfolios, de novo branching and revenue diversification strategies. Such trends continued based on updated financial data and operating costs equaled $13.7 million, or 2.10% of average assets for the twelve months ended September 30, 2008.

Boards of Directors

October 24, 2008

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the additional stock-related benefit plans, as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income/Expense

Non-operating income and expenses have typically had a limited impact on earnings over the last several years, and have primarily consisted of gains on the sale of loans and investments. However, non-operating expenses have increased reflecting the OTTI impairment charge and losses on the sale of securities which together equaled $1.7 million, or 0.26% of assets.

Taxes

The Company’s tax rate approximated 39.38% for the 12 months ended September 30, 2008, in comparison to the 37.20% effective tax rate for the 12 months ended June 30, 2008.

Efficiency Ratio

The Company’s efficiency ratio improved slightly, from 68.26% for the 12 months ended June 30, 2008, to 66.21% for the 12 months ended September 30, 2008. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The Peer Group includes the same ten institutions comprising the Peer Group in our Original Appraisal.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a higher level of loans (83.2% of assets for the Company versus 63.4% for the Peer Group on average) and a lower level of cash, MBS and investments (12.6% for the Company versus 32.3% for the Peer Group). The Company’s funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group based on deposits/assets ratios of 66.2% and 60.9%, respectively, and borrowings/assets ratios (including subordinated debt) of 23.4% and 27.0%, respectively.

RP® Financial, LC.	Boards of Directors
October 24, 2008

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2008

		Balance Sheet as a Percent of Assets
		Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth
Ocean Shore Holding Co.
September 30, 2008		2.0%	10.6%	1.5%	83.2%	66.2%	21.2%	2.2%	9.2%	0.0%	9.2%

All Public Companies
Averages		3.4%	19.9%	1.3%	71.0%	66.5%	20.0%	0.6%	11.8%	1.0%	10.9%
Medians		2.4%	16.7%	1.4%	72.9%	67.6%	18.8%	0.0%	10.0%	0.1%	9.2%

State of NJ
Averages		3.0%	24.3%	1.2%	67.5%	65.5%	19.4%	0.3%	13.9%	0.7%	13.2%
Medians		2.5%	23.7%	1.5%	70.6%	67.4%	17.9%	0.0%	13.7%	0.0%	11.9%

Comparable Group
Averages		2.6%	29.7%	1.6%	63.4%	60.9%	26.7%	0.3%	10.9%	0.4%	10.5%
Medians		2.2%	24.0%	1.6%	68.9%	64.8%	22.7%	0.0%	9.1%	0.0%	8.1%

Comparable Group
ABNJ	American Bancorp of NJ Inc. of NJ	5.2%	15.1%	2.1%	74.7%	71.5%	12.9%	0.0%	14.4%	0.0%	14.4%
ESSA	ESSA Bancorp, Inc. of PA	2.4%	24.4%	1.4%	69.7%	37.6%	39.9%	0.0%	21.1%	0.0%	21.1%
ESBK	Elmira Savings Bank, FSB of NY	2.0%	23.1%	1.6%	68.1%	78.3%	12.1%	0.0%	8.6%	2.9%	5.7%
FSBI	Fidelity Bancorp, Inc. of PA	1.3%	32.8%	0.8%	62.5%	58.5%	33.1%	1.1%	6.2%	0.4%	5.9%
FKFS	First Keystone Financial, Inc. of PA	5.9%	33.3%	3.0%	54.8%	65.7%	23.9%	2.2%	6.5%	0.0%	6.5%
HARL	Harleysville Savings Fin. Corp. of PA	1.2%	40.0%	1.5%	55.3%	53.5%	39.9%	0.0%	5.6%	0.0%	5.6%
PBCI	Pamrapo Bancorp, Inc. of NJ	3.0%	23.7%	0.3%	71.5%	77.3%	11.8%	0.0%	9.7%	0.0%	9.7%
ROME	Rome Bancorp, Inc. of Rome NY	2.6%	2.2%	2.7%	88.0%	63.9%	14.7%	0.0%	19.7%	0.0%	19.7%
THRD	TF Financial Corp. of Newtown PA	0.6%	18.5%	2.2%	76.4%	67.7%	21.5%	0.0%	9.6%	0.6%	9.0%
WVFC	WVS Financial Corp. of PA(1)	2.1%	83.9%	0.0%	13.1%	34.5%	57.0%	0.0%	7.3%	0.0%	7.3%

		Balance Sheet Annual Growth Rates							Regulatory Capital
		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible		Core		Reg.Cap.
Ocean Shore Holding Co.
September 30, 2008		15.30%	-3.00%	19.03%	7.60%	53.70%	2.75%	2.75%	9.77	%(2)	9.77	%(2)	17.26	%(2)

All Public Companies
Averages		8.35%	0.12%	9.78%	4.00%	21.87%	-1.41%	-2.70%	10.38%		10.26%		16.23%
Medians		7.19%	-0.75%	8.80%	1.66%	14.91%	-0.36%	-0.61%	8.87%		8.80%		13.47%

State of NJ
Averages		9.99%	2.61%	13.48%	8.73%	29.77%	-1.07%	-1.04%	11.66%		11.66%		21.99%
Medians		12.19%	6.78%	10.60%	3.39%	32.95%	0.78%	1.05%	9.77%		9.77%		20.72%

Comparable Group
Averages		6.56%	2.82%	6.30%	1.87%	21.59%	-3.02%	-1.64%	11.07%		9.77%		16.09%
Medians		7.17%	2.10%	7.88%	-1.41%	14.28%	-0.61%	-0.59%	9.54%		8.64%		15.77%

Comparable Group
ABNJ	American Bancorp of NJ Inc. of NJ	12.19%	18.65%	10.60%	9.96%	NM	-14.23%	-14.23%	12.60%		12.60%		20.72%
ESSA	ESSA Bancorp, Inc. of PA	10.38%	2.60%	14.50%	-6.74%	39.97%	1.73%	1.73%	NA		NA		NA
ESBK	Elmira Savings Bank, FSB of NY	17.21%	-12.28%	26.68%	26.64%	-30.15%	NM	10.53%	6.20%		6.20%		10.04%
FSBI	Fidelity Bancorp, Inc. of PA	-0.43%	-0.50%	-0.77%	-2.28%	3.14%	-1.68%	-1.72%	NA		7.43%		11.97%
FKFS	First Keystone Financial, Inc. of PA	-0.98%	7.12%	-6.50%	-5.91%	13.50%	-0.56%	-0.56%	8.64%		8.65%		15.77%
HARL	Harleysville Savings Fin. Corp. of PA	5.98%	0.83%	10.55%	1.81%	14.28%	-6.20%	-6.20%	NA		5.64%		11.45%
PBCI	Pamrapo Bancorp, Inc. of NJ	-5.18%	-11.26%	-2.77%	-3.10%	-20.22%	-0.61%	-0.61%	9.54%		9.54%		17.19%
ROME	Rome Bancorp, Inc. of Rome NY	5.45%	1.59%	5.87%	1.84%	93.13%	-13.69%	-13.69%	18.36%		18.36%		25.49%
THRD	TF Financial Corp. of Newtown PA	8.37%	5.10%	9.90%	-0.53%	54.53%	4.32%	4.64%	NA		NA		NA
WVFC	WVS Financial Corp. of PA(1)	12.59%	16.34%	-5.06%	-3.02%	26.16%	3.74%	3.74%	NA		NA		NA

(1)	Financial information is for the quarter ending March 31, 2008.
(2)	Financial information is for the quarter ending June 30, 2008.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

RP® Financial, LC.	Boards of Directors
October 24, 2008

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2008

		Net Interest Income					NII After Provis.	Other Income			Total Other Income
		Net Income	Income	Expense	NII	Loss Provis. on IEA		Loan Fees	R.E. Oper.	Other Income
Ocean Shore Holding Co.
September 30, 2008		0.47%	5.48%	2.73%	2.75%	0.05%	2.70%	0.00%	0.00%	0.43%	0.43%

All Public Companies
Averages		0.23%	5.72%	3.01%	2.70%	0.38%	2.33%	0.03%	-0.02%	0.65%	0.66%
Medians		0.42%	5.66%	3.06%	2.71%	0.14%	2.51%	0.00%	0.00%	0.49%	0.49%

State of NJ
Averages		0.40%	5.39%	2.94%	2.45%	0.09%	2.36%	0.01%	0.00%	0.31%	0.31%
Medians		0.29%	5.39%	2.87%	2.58%	0.05%	2.27%	0.00%	0.00%	0.29%	0.29%

Comparable Group
Averages		0.57%	5.53%	2.99%	2.55%	0.06%	2.49%	0.01%	0.00%	0.42%	0.43%
Medians		0.59%	5.55%	2.97%	2.47%	0.05%	2.35%	0.00%	0.00%	0.39%	0.45%

Comparable Group
ABNJ	American Bancorp of NJ Inc. of NJ	0.07%	5.29%	3.07%	2.22%	0.09%	2.12%	0.00%	0.00%	0.29%	0.29%
ESSA	ESSA Bancorp, Inc. of PA	0.75%	5.49%	2.75%	2.74%	0.06%	2.68%	0.07%	0.00%	0.53%	0.59%
ESBK	Elmira Savings Bank, FSB of NY	0.46%	5.60%	2.87%	2.73%	0.15%	2.58%	0.00%	0.00%	0.59%	0.59%
FSBI	Fidelity Bancorp, Inc. of PA	0.55%	5.51%	3.34%	2.17%	0.12%	2.05%	0.07%	-0.01%	0.43%	0.49%
FKFS	First Keystone Financial, Inc. of PA	0.15%	5.16%	3.22%	1.94%	0.03%	1.91%	0.00%	-0.01%	0.56%	0.54%
HARL	Harleysville Savings Fin. Corp. of PA	0.46%	5.34%	3.74%	1.60%	0.01%	1.59%	0.00%	0.00%	0.24%	0.24%
PBCI	Pamrapo Bancorp, Inc. of NJ	0.62%	5.73%	2.77%	2.96%	0.08%	2.88%	0.00%	0.00%	0.34%	0.34%
ROME	Rome Bancorp, Inc. of Rome NY	0.95%	5.82%	1.64%	4.18%	0.02%	4.17%	0.00%	0.00%	0.69%	0.69%
THRD	TF Financial Corp. of Newtown PA	0.70%	5.62%	2.75%	2.87%	0.05%	2.82%	0.00%	0.05%	0.35%	0.40%
WVFC	WVS Financial Corp. of PA(1)	0.94%	5.79%	3.70%	2.09%	-0.02%	2.10%	0.00%	0.00%	0.14%	0.14%

		G&A/Other Exp.		Non-Op. Items Yields, Costs, and Spreads					MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread
Ocean Shore Holding Co.
September 30, 2008		2.10%	0.00%	-0.26%	0.00%	5.92%	3.32%	2.59%	$5,478	39.38%

All Public Companies
Averages		2.54%	0.07%	-0.01%	0.00%	6.07%	3.49%	2.58%	$5,801	32.39%
Medians		2.51%	0.00%	0.00%	0.00%	5.97%	3.54%	2.65%	$4,906	32.64%

State of NJ
Averages		2.07%	0.00%	-0.01%	0.00%	5.67%	3.48%	2.19%	$9,980	28.16%
Medians		2.12%	0.00%	0.00%	0.00%	5.68%	3.49%	2.04%	$6,063	33.89%

Comparable Group
Averages		2.14%	0.01%	0.02%	0.00%	5.75%	3.38%	2.37%	$5,532	25.88%
Medians		2.27%	0.00%	0.00%	0.00%	5.77%	3.54%	2.10%	$5,043	26.70%

Comparable Group
ABNJ	American Bancorp of NJ Inc. of NJ	2.33%	0.00%	0.00%	0.00%	5.53%	3.70%	1.83%	$7,509	5.78%
ESSA	ESSA Bancorp, Inc. of PA	2.18%	0.00%	0.00%	0.00%	5.70%	3.57%	2.12%	$6,194	31.25%
ESBK	Elmira Savings Bank, FSB of NY	2.72%	0.05%	0.21%	0.00%	5.93%	3.15%	2.78%	$3,898	23.87%
FSBI	Fidelity Bancorp, Inc. of PA	1.80%	0.00%	-0.02%	0.00%	5.69%	3.60%	2.09%	$4,958	22.26%
FKFS	First Keystone Financial, Inc. of PA	2.33%	0.00%	0.01%	0.00%	5.48%	3.50%	1.98%	$5,043	NM
HARL	Harleysville Savings Fin. Corp. of PA	1.22%	0.00%	-0.03%	0.00%	5.53%	4.01%	1.52%	$8,867	21.03%
PBCI	Pamrapo Bancorp, Inc. of NJ	2.24%	0.00%	0.00%	0.00%	5.84%	3.09%	2.75%	$6,285	36.55%
ROME	Rome Bancorp, Inc. of Rome NY	3.45%	0.00%	0.01%	0.00%	6.11%	2.08%	4.03%	$3,246	32.92%
THRD	TF Financial Corp. of Newtown PA	2.30%	0.00%	0.04%	0.00%	5.88%	3.08%	2.80%	$3,787	26.70%
WVFC	WVS Financial Corp. of PA(1)	0.86%	0.00%	0.00%	0.00%	5.86%	4.06%	1.80%	NM	32.55%

(1)	Financial information is for the quarter ending March 31, 2008.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.

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October 24, 2008

The Company’s net worth ratio of 9.2% of assets continues to fall between the Peer Group median and average ratio of 9.1% and 10.9%, respectively, even before the completion of the Offering. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds. The increase in OSHC’s pro forma equity position will be favorable from a risk perspective and in terms of future earnings potential through reinvestment and leveraging. At the same time, the Company’s higher pro forma capitalization will also result in a lower return on equity. Both the Company’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company’s asset growth remained above the Peer Group average and increased relative to the comparatively strong growth rates reflected in the Original Appraisal. Specifically, asset growth of 15.30% for the Company exceeded the Peer Group average of 6.56%, while loan growth diminished slightly for the Company to equal a positive 19.03% rate, still above the average growth rate of 6.30% for the Peer Group.

The Company’s deposit growth rate increased relative to the shrinkage reflected in the Original Appraisal and was above the Peer Group average as OSHC’s deposits increased 7.60% while the Peer Group’s deposits grew at a 1.87% average rate. Borrowed funds increased more rapidly for the Company at a 53.70% annual pace versus modest growth of 21.59% for the Peer Group, as the Company increased borrowings to fund new loan originations in excess of the level of funds provided by deposit growth.

The Company’s equity modestly increased by 2.75% as compared to modest shrinkage of 3.02% for the Peer Group based on the average. Limited expansion of the Company’s equity and the modest shrinkage for the Peer Group reflects the impact of adoption of dividend and capital management strategies by both the Company and the Peer Group. On a post-offering basis, the Company’s equity growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans and de novo branching.

Income and Expense Trends

OSHC and the Peer Group reported net income to average assets ratios of 0.47% and 0.57%, respectively, based on updated financial data. The Company’s operating results continue to reflect a favorable level of net interest income offset by a relatively high tax rate in comparison to the Peer Group while the ratio of operating expense and non-interest income as a percent of average assets was relatively comparable to the Peer Group averages. The updated ROA based on financial data for the twelve months ended September 30, 2008, fell below the Peer Group average in contrast to the comparable ROA ratio reflected in the Original Appraisal primarily as a result of the OTTI charge as core elements of income remained relatively stable.

The Company’s net interest income ratio of 2.75% of average assets remained higher than the Peer Group average of 2.55% reflecting its higher asset yields and lower cost of funds. The Company’s marginally lower interest expense ratio, 2.73% versus 2.99% of average assets for the Peer Group, reflects the Company’s high level of borrowings as OSHC’s deposit composition is heavily weighted toward lower costs savings and transaction accounts, the benefit of which was partially offset by its higher funding costs.

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Non-interest operating income is a similar contributor to OSHC’s earnings relative to the Peer Group, at 0.43% of average assets for both, respectively. As discussed in the Original Appraisal, both the Company and the Peer Group generate levels of non-interest income which are below the average for all publicly traded companies of 0.66% of average assets, reflecting their emphasis on residential mortgage lending which tends to generate limited levels of non-interest fee income.

The Company’s operating expense ratio declined modestly since the Original Appraisal and OSHC operates with a slightly lower operating expense ratio as compared to the Peer Group, as well. The operating expense ratios for OSHC and the Peer Group were 2.10% and 2.14%, respectively. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets. On a post-offering basis, the Company’s operating expenses can be expected to increase with the incremental cost of the stock-based benefit plans as well as the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase as a percent of average assets.

The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 66.0% remains more favorable than the Peer Group’s ratio of 71.8%. On a post-offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans and the costs of targeted expansion.

While loan loss provisions for the Company and the Peer Group were limited, the Company’s ratio remained slightly more favorable at 0.05%, versus 0.06% of average assets for the Peer Group, reflecting relatively strong asset quality for both on average.

Non-operating expense increased for OSHC, reporting a net non-operating loss of 0.26% of average assets, versus a negligible level (i.e., gain of 0.02% of average assets) for the Peer Group on average.

The Company’s effective tax rate for the last 12 months of 39.4% is higher than the Peer Group average of 25.9%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the near term and therefore remaining at a disadvantage in comparison to the Peer Group. At the same time, the Company is evaluating the merits of establishing a special purpose investment subsidiary for the purpose of minimizing its state tax liability which could potentially reduce OSHC’s average tax rate.

3.	Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has declined significantly exhibiting extreme volatility, with turmoil in the financial sector translating into significant fluctuations in the overall stock market. Stocks dropped sharply in early-September on downbeat employment figures and disappointing retail sales data, which was followed by a sharp one day rally as the U.S. government’s seizure of Fannie Mae and Freddie Mac gave a boost to financial stocks. The one day rebound was followed by another sharp sell-off as Lehman Brothers efforts to raise capital faltered. The DJIA plummeted over 500 points on September 15, 2008 to its lowest close in over two years, as events over the preceding weekend evolved into a crisis on Wall Street. In particular, investors were rattled by the bankruptcy filing of Lehman Brothers, American International Group was facing a severe cash

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crunch forcing the insurer to raise $14.5 billion to cover its obligations and Merrill Lynch agreed to be acquired by Bank of America in a rushed deal negotiated over the weekend. Stocks ended higher the day after one of the worst sell-off in years, as the Federal Reserve pumped another $70 billion into the nation’s financial system to help ease credit stresses and gave reassurance that it expected its policy moves to foster moderate economic growth over time. Stocks plummeted following the one day rebound, as financial stocks sold off on new of the U.S. government’s bailout of AIG. The announcement of the U.S. government’s rescue plan to restore stability to the financial system sent stocks soaring, with DJIA gaining 779 points over two days (September 18th and 19th). Stocks reversed course in late-September, with the sell-off culminating in a one day decline of 778 points in the DJIA when the House of Representatives defeated the proposed rescue plan. Overall, the DJIA closed down 4.4% in the third quarter.

The sell-off in the broader stock market turned into a stock market crash during the first half of October 2008, despite the passage of the $700 billion rescue plan and an emergency half point rate cut by the Federal Reserve. Stocks fells for eight consecutive trading days from October 1 through October 10, for a total decline of 22.1% in the DJIA. The stock market crash was driven by deepening fears about the banking system and the spillover effects it may have on the rest of the economy. In the following two week period, the equity markets exhibited extreme volatility with huge intra-day and day-to-day movements as market participants sought to gain a better understanding on the depths of the credit crisis and the length and severity of the anticipated recession. On October 24, 2008, the DJIA closed at 8378.95 or 27.9% lower since the date of the Original Appraisal and the NASDAQ closed at 1552.03 or 35.7% lower since the date of the Original Appraisal. The S&P 500 Index closed at 876.77 or 32.2% lower since the date of the Original Appraisal.

The market for thrift stocks has also been impacted by the significant market events affecting the broader market. In early-September 2008, thrift stocks showed a positive trend, which was capped off by the takeover of Fannie Mae and Freddie Mac by the U.S. government. The mid-September shock wave that hit Wall Street filtered into thrift stocks as well, as thrift stocks traded lower on the widening financial crisis. News of a sharp drop in August housing construction added to the mid-September downturn in thrift issues. Thrift stocks participated in the broader stock market rally spurred by the announcement of the U.S. government’s rescue plan, with the SNL index posting a two day gain of 113 points or 13.2% during the September 18 and 19th trading sessions. Following the two day rebound, thrift stocks declined sharply on doubts about the government’s rescue plan getting approved by Congress and the takeover of Washington Mutual by federal regulators. Thrift stocks plunged along with the broader market when the House of Representatives defeated the proposed rescue plan voted and then partially recovered some of their losses to close out the third quarter. Overall, the SNL Index for all publicly-traded thrifts declined 7.6% during the third quarter, versus a 4.4% decline in the DJIA.

Thrift stocks eased lower at the start of the fourth quarter of 2008 and then plummeted along with the broader market in the second week of October, as concerns mounted on the health of the financial sector. Similar to the broader equity market, the market for thrift stocks exhibited extreme volatility over the period with significant intraday and day-to-day movements. On October 24, 2008, the SNL Index for all publicly-traded thrifts closed at 648.5, a decrease of 22.8% since the date of the Original Appraisal.

The updated pricing measures for the Peer Group and for all publicly traded thrifts generally showed noticeable changes since the Original Appraisal date. The Peer Group’s updated price/book and price/tangible book ratios, and price/earnings and price/core earnings multiples decreased due to overall lower stock prices (since the date of the Original Appraisal,

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six of the ten Peer Group companies were trading at prices at or below their prices as of August 22, 2008, with a median stock price decline of 4.3%). Specifically, the earnings-based pricing measures decreased in a range of 4.0% to 6.5% while the book value based pricing measures decreased in a range of 6.8% to 8.2%. The pricing ratios of all publicly-traded thrifts recorded more significant reductions which may be attributable to greater credit quality concerns within the industry relative to the valuation peer group (the Peer Group companies generally maintained strong asset quality measures). A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 4, based on market prices as of August 22, 2008 and October 24, 2008.

Table 4

Ocean Shore Holding Co.

Average Pricing Characteristics

	At August 22, 2008	At October 24, 2008	Percent Change
Peer Group
Price/Earnings (x)	18.13x	16.95x	(6.5)%
Price/Core Earnings (x)	19.06	18.30	(4.0)
Price/Book (%)	100.14%	91.92%	(8.2)
Price/Tangible Book (%)	107.22	99.91	(6.8)
Price/Assets (%)	11.34	10.33	(8.9)

All Publicly-Traded Thrifts
Price/Earnings (x)	17.34x	15.69x	(9.5)%
Price/Core Earnings (x)	18.95	16.73	(11.7)
Price/Book (%)	85.23%	72.44%	(15.0)
Price/Tangible Book (%)	99.24	84.16	(15.2)
Price/Assets (%)	9.73	8.58	(11.8)

Other
SNL Thrift Index	839.9	648.5	(22.8)

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The marketing for converting thrift issues continued to be affected by the extremely bearish conditions prevailing in the equity markets as a whole and in the financial

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sector as well, with many offerings completed in 2008 being undersubscribed. As shown in Table 5, two standard conversions and one mutual holding company offering were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of our analysis. First Savings Financial Group of Indiana (“First Savings”) and Home Bancorp, Inc. of Louisiana (“Home Bancorp”) completed standard conversion offerings on October 7, 2008 and October 3, 2008, respectively. First Savings’ $24.3 million offering was slightly above the minimum of the valuation range with a pro forma price/tangible book ratio of 51.2% at closing. Home Bancorp’s $89.3 million offering was at the top of the superrange with a pro forma price/tangible book ratio of 70.1%. First Savings and Home Bancorp closed 0.1% below and 2.5% above their respective IPO prices after their first week of trading. As of October 24, 2008, First Savings closed 11.9% below its IPO price and Home Bancorp closed 2.4% above its IPO price.

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing OSHC’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in OSHC’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information that would lead us to a different conclusion other than that reached in our Original Appraisal pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market. Specifically, the Peer Group’s pricing ratios are down in a range of 4% to 9% while the pricing ratios for all publicly traded thrifts are down in a range of 10% to 15%. Additionally, the new issue market remains weak as two of the three recent offering completed closed at the minimum of their respective offering ranges and were trading below their IPO prices as of October 24, 2008.

RP® Financial, LC.	Boards of Directors
October 24, 2008

Table 5

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Initial Dividend Yield
			Financial Info.		Asset Quality		Gross Proc.	% Offered	% of Mid.	Exp./ Proc.			% Off Incl. Fdn.
			Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.					Form	% of Offering	Benefit Plans
	Conver. Date	Ticker											ESOP	Recog. Plans	Stk Option	Mgmt.& Dirs.
Institution
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)
Standard Conversions
First Savings Fin. Group, Inc., IN*	10/7/08	FSFG-NASDAQ	$215	13.62%	1.73%	117%	$24.3	100%	87%	5.1%	C/S	100K/4.5%	8.0%	4.0%	10.0%	7.9%	0.00%
Home Bancorp, Inc., LA*	10/3/08	HBCP-NASDAQ	$448	11.29%	0.19%	302%	$89.3	100%	132%	2.1%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%	0.00%

Averages - Standard Conversions:			$332	12.46%	0.96%	NM	$56.8	100%	110%	3.6%	N.A.	N.A.	8.0%	4.0%	10.0%	7.7%	0.00%
Medians - Standard Conversions:			$332	12.46%	0.96%	NM	$56.8	100%	110%	3.6%	N.A.	N.A.	8.0%	4.0%	10.0%	7.7%	0.00%

Mutual Holding Company Conversions
Auburn Bancorp, Inc., ME	8/18/08	ABBB-OTCBB	$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	N.A.	N.A.	7.6%	3.3%	10.9%	6.6%	0.00%

Averages - Mutual Holding Company Conversions:			$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	NA	NA	7.6%	3.3%	10.9%	6.6%	0.00%
Medians - Mutual Holding Company Conversions:			$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	NA	NA	7.6%	3.3%	10.9%	6.6%	0.00%

Averages - All Conversions:			$140	10.27%	0.96%	247%	$13.3	73%	86%	17.3%	NA	NA	7.8%	3.6%	10.4%	7.3%	0.00%
Medians - All Conversions:			$140	10.27%	0.96%	247%	$13.3	73%	86%	17.3%	NA	NA	7.8%	3.6%	10.4%	7.3%	0.00%

Institutional Information			Pro Forma Data						IPO Price	Post-IPO Pricing Trends
			Pricing Ratios(3)			Financial Charac.				Closing Price:
			P/TB	Core P/E	P/A	Core ROA	TE/ A	Core ROE		First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru 10/24/08	% Change
	Conver. Date	Ticker
Institution
			(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
First Savings Fin. Group, Inc., IN*	10/7/08	FSFG-NASDAQ	51.2%	NM	10.8%	-0.1%	21.1%	-0.5%	$10.00	$9.90	-1.0%	$9.99	-0.1%	$8.81	-11.9%	$8.81	-11.9%
Home Bancorp, Inc., LA*	10/3/08	HBCP-NASDAQ	70.1%	26.0x	17.0%	0.7%	24.3%	2.7%	$10.00	$11.49	14.9%	$10.25	2.5%	$10.24	2.4%	$10.24	2.4%

Averages - Standard Conversions:			60.6%	26.0x	13.9%	0.3%	22.7%	1.1%	$10.00	$10.70	7.0%	$10.12	1.2%	$9.53	-4.8%	$9.53	-4.8%
Medians - Standard Conversions:			60.6%	26.0x	13.9%	0.3%	22.7%	1.1%	$10.00	$10.70	7.0%	$10.12	1.2%	$9.53	-4.8%	$9.53	-4.8%

Mutual Holding Company Conversions
Auburn Bancorp, Inc., ME	8/18/08	ABBB-OTCBB	61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.70	-3.0%

Averages - Mutual Holding Company Conversions:			61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.70	-3.0%
Medians - Mutual Holding Company Conversions:			61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.70	-3.0%

Averages - All Conversions:			56.3%	26.1x	9.0%	0.1%	14.9%	1.5%	$10.00	$10.20	2.0%	$9.75	-2.6%	$9.16	-8.5%	$9.26	-7.5%
Medians - All Conversions:			56.3%	26.1x	9.0%	0.1%	14.9%	1.5%	$10.00	$10.20	2.0%	$9.75	-2.6%	$9.16	-8.5%	$9.26	-7.5%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1)    Non-OTS regulated thrift.

(2)    As a percent of MHC offering for MHC transactions.

(3)    Does not take into account the adoption of SOP 93-6.

(4)    Latest price if offering is less than one week old.

(5)    Latest price if offering is more than one week but less than one month old.

(6)    Mutual holding company pro forma data on full conversion basis.

(7)    Simultaneously completed acquisition of another financial institution.

(8)    Simultaneously converted to a commercial bank charter.

(9)    Former credit union.

October 24, 2008

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October 24, 2008

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above and taking into consideration the decline in the Peer Group’s stock prices and pricing ratios since the date of the Original Appraisal, RP Financial concluded that, as of October 24, 2008, the aggregate pro forma market value of OSHC’s conversion stock was $74,737,287 at the midpoint, equal to 8,304,143 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.20% ownership interest to the public, which provides for a $42.75 million public offering at the midpoint value. The valuation reflects a 5.0% decrease relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating OSHC’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through September 30, 2008, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company’s core earnings, we adjusted reported earnings of $1.695 million of losses incurred on the sale of securities and OTTI impairment charges. Thus, as shown below, the Company’s core earnings were calculated to equal $4,017,000.

Amount
($000)
Trailing 12 Month Net Income (09/30/08)	$3,021
Plus: Losses Realized on Investment Securities	1,659
Tax Effect (1)	(663)

Core Earnings Estimate	$4,017

(1)	Reflects a 39.94% tax rate on adjustments consistent with the Company’s marginal tax rate.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the updated midpoint value of $74.7 million equaled 19.22 times and 15.30 times, respectively. Owing to the non-operating expenses referenced above, the Company’s P/E is at a premium of 13.3% at the midpoint of this updated valuation versus a 1.5% discount at the midpoint in the Original Appraisal. Based on core earnings, excluding one-time non-recurring expenses, the P/Core Earnings multiple equaled 15.30 times at the midpoint, which was

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discounted by 16.4% to the Peer Group’s average P/Core Earnings multiple of 18.30 times, versus a 10.7% discount relative to the Peer Group’s average core earnings multiple in the Original Appraisal.

P/B Approach. The application of the P/B valuation method requires calculating OSHC’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Peer Group. Based on the $74.7 million updated midpoint valuation, OSHC’s pro forma P/B and P/TB ratios have decreased to 74.65% which represents a 3.8% reduction relative to the midpoint P/TB ratio of 77.58% in the Original Appraisal. Accordingly, the P/TB discount relative to the Peer Group has decreased modestly from 27.6% in the Original Appraisal to 25.3% in this updated appraisal.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, OSHC’s value equaled 10.22% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.33%, which implies a discount of 1.1% has been applied to the Company’s pro forma P/A ratio – the P/A ratios were at parity at the midpoint of our Original Appraisal.

Trading of OSHC Stock. As of the date of the Original Appraisal (August 22, 2008), based on OSHC’s stock price of $10.22 per share and the 8,323,374 shares of OSHC stock outstanding implied a market value of $85.1 million which was considered in the valuation process. After filing of the prospectus and the Original Appraisal, OSHC’s stock price decreased to $8.25 per share as of October 24, 2008, resulting in an implied market value of $68.7 million, which is between the minimum and the midpoint of the updated valuation range. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 24, 2008, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $74,737,287 at the midpoint. Based on this valuation and the approximate 57.20% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $42,750,000, equal to 4,750,000 shares at a per share value of $9.00. This updated valuation reflects a 5.0% decrease relative to the valuation conclusion set forth in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $9.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Boards of Directors

October 24, 2008

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of OSHC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in OSHC equal to 42.80% as of September 30, 2008. The exchange ratio to be received by the existing minority shareholders of OSHC will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x	)
Maximum	9,549,765	5,462,500	4,087,265	1.14734
Midpoint	8,304,143	4,750,000	3,554,143	0.99769
Minimum	7,058,522	4,037,500	3,021,022	0.84804

Distribution of Shares
Maximum	100.00%	57.20%	42.80%
Midpoint	100.00%	57.20%	42.80%
Minimum	100.00%	57.20%	42.80%

Aggregate Market Value(1)
Maximum	85,947,885	$49,162,500	36,785,385
Midpoint	74,737,287	$42,750,000	31,987,287
Minimum	63,526,698	$36,337,500	27,189,198

(1)	Based on offering price of $9.00 per share

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ James P. Hennessey
James P. Hennessey
Director

RP® Financial, LC.	Boards of Directors
October 24, 2008

Table 6

Public Market Pricing

Ocean Shore Holding Co.

As of October 24, 2008

		Market Capitalization		Per Share Data
				Core 12 Month EPS(2)	Book Value/ Share						Dividends(4)
		Price/ Share(1)	Market Value			Pricing Ratios(3)					Amount/ Share	Yield	Payout Ratio(5)
						P/E	P/B	P/A	P/TB	P/Core
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Ocean Shore Holding Co.
Maximum		$9.00	$85.95	$0.42	$11.07	21.35x	81.33%	11.66%	81.33%	17.12x	$0.17	1.94%	41.36%
Midpoint		$9.00	$74.74	$0.47	$12.06	19.22x	74.65%	10.22%	74.65%	15.30x	$0.20	2.23%	42.81%
Minimum		$9.00	$63.53	$0.53	$13.40	16.93x	67.18%	8.75%	67.18%	13.38x	$0.24	2.62%	44.36%

All Public Companies(7)
Averages		$10.05	$306.55	$0.02	$14.83	15.69x	72.44%	8.58%	84.16%	16.73x	$0.35	3.33%	38.30%
Medians		9.12	53.50	0.42	13.06	12.52x	68.18%	6.61%	74.85%	12.96x	$0.28	3.26%	9.29%

All Non-MHC State of NJ(7)
Averages		$11.37	$1,585.30	$0.53	$11.60	16.83x	105.31%	11.65%	124.00%	17.47x	$0.48	4.21%	47.30%
Medians		$10.69	$140.35	$0.63	$10.90	16.16x	91.22%	10.48%	123.40%	17.44x	$0.48	3.39%	69.84%

Comparable Group Averages
Averages		$12.31	$64.81	$0.84	$13.81	16.95x	91.92%	10.33%	99.90%	18.30x	$0.51	4.16%	38.59%
Medians		$12.47	$44.93	$0.64	$13.40	12.73x	93.70%	7.27%	102.57%	12.13x	$0.60	4.10%	40.11%

State of New Jersey (7)
ABNJ	American Bncrp of NJ Inc of NJ	$8.95	$97.20	$0.04	$8.30	NM	107.83%	15.54%	107.83%	NM	$0.20	2.23%	NM
CBNJ	Cape Bancorp, Inc. of NJ	$8.10	$107.84	$0.05	$13.72	NM	59.04%	9.30%	84.73%	NM	$0.00	0.00%	0.00%
HCBK	Hudson City Bancorp, Inc of NJ	$16.03	$8,349.42	$0.67	$9.04	23.93x	177.32%	16.98%	183.62%	23.93x	$0.52	3.24%	NM
OCFC	OceanFirst Fin. Corp of NJ	$13.98	$172.86	$1.04	$10.06	12.59x	138.97%	9.22%	138.97%	13.44x	$0.80	5.72%	72.07%
PBCI	Pamrapo Bancorp, Inc. of NJ	$8.75	$43.54	$0.79	$11.73	11.08x	74.60%	7.22%	74.60%	11.08x	$0.92	10.51%	NM
PFS	Provident Fin. Serv. Inc of NJ	$12.43	$740.95	$0.58	$16.77	19.73x	74.12%	11.66%	154.22%	21.43x	$0.44	3.54%	69.84%

Comparable Group
ABNJ	American Bncrp of NJ Inc of NJ	$8.95	$97.20	$0.04	$8.30	NM	107.83%	15.54%	107.83%	NM	$0.20	2.23%	NM
ESSA	ESSA Bancorp, Inc. of PA	$12.93	$217.07	$0.42	$12.38	30.79	104.44%	22.04%	104.44%	30.79x	$0.16	1.24%	38.10%
ESBK	Elmira Svgs Bank, FSB of NY	$13.69	$26.26	$0.49	$15.79	17.11	86.70%	5.66%	156.10%	27.94x	$0.80	5.84%	NM
FSBI	Fidelity Bancorp, Inc. of PA	$12.00	$36.30	$1.37	$14.93	9.02	80.38%	5.01%	85.53%	8.76x	$0.56	4.67%	42.11%
FKFS	First Keystone Fin., Inc of PA	$8.54	$20.78	$0.30	$13.91	26.69	61.39%	4.00%	61.39%	28.47x	$0.00	0.00%	0.00%
HARL	Harleysville Svgs Fin Cp of PA	$12.98	$46.31	$1.07	$12.89	12.73	100.70%	5.62%	100.70%	12.13x	$0.72	5.55%	70.59%
PBCI	Pamrapo Bancorp, Inc. of NJ	$8.75	$43.54	$0.79	$11.73	11.08	74.60%	7.22%	74.60%	11.08x	$0.92	10.51%	NM
ROME	Rome Bancorp, Inc. of Rome NY	$10.20	$72.85	$0.40	$8.79	25.5	116.04%	22.82%	116.04%	25.50x	$0.34	3.33%	NM
THRD	TF Fin. Corp. of Newtown PA	$18.80	$52.47	$1.68	$24.65	10.8	76.27%	7.32%	81.63%	11.19x	$0.80	4.26%	45.98%
WVFC	WVS Financial Corp. of PA	$16.30	$35.34	$1.84	$14.71	8.86	110.81%	8.05%	110.81%	8.86x	$0.64	3.93%	34.78%

		Financial Characteristics(6)
		Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	Reported		Core		Offering Size	Exchange Ratio
						ROA	ROE	ROA	ROE
		($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)	(x)
Ocean Shore Holding Co.
Maximum		$737	14.34%	14.34%	0.26%	0.55%	3.81%	0.68%	4.75%	49.16	1.14734
Midpoint		$732	13.68%	13.68%	0.26%	0.53%	3.88%	0.67%	4.88%	42.75	0.99769
Minimum		$726	13.02%	13.02%	0.26%	0.52%	3.97%	0.65%	5.02%	36.34	0.84804

All Public Companies(7)
Averages		$2,987	11.23%	10.24%	1.78%	0.20%	1.90%	0.20%	1.82%
Medians		$877	9.56%	7.93%	0.83%	0.46%	3.68%	0.44%	3.41%

All Non-MHC State of NJ(7)
Averages		$9,963	11.97%	9.96%	0.80%	0.48%	4.97%	0.46%	4.82%
Medians		$1,517	12.04%	9.48%	0.67%	0.62%	5.20%	0.60%	5.05%

Comparable Group Averages
Averages		$622	10.66%	10.28%	0.70%	0.55%	5.87%	0.54%	5.69%
Medians		$615	8.44%	8.15%	0.37%	0.59%	6.04%	0.60%	5.49%

State of New Jersey (7)
ABNJ	American Bncrp of NJ Inc of NJ	$626	14.41%	14.41%	0.14%	0.07%	0.45%	0.07%	0.45%
CBNJ	Cape Bancorp, Inc. of NJ	$1,159	15.76%	11.53%	NA	0.06%	0.41%	0.07%	0.52%
HCBK	Hudson City Bancorp, Inc of NJ	$49,164	9.58%	9.28%	0.25%	0.78%	7.49%	0.78%	7.49%
OCFC	OceanFirst Fin. Corp of NJ	$1,874	6.64%	6.64%	0.83%	0.71%	11.08%	0.67%	10.38%
PBCI	Pamrapo Bancorp, Inc. of NJ	$603	9.67%	9.67%	2.10%	0.62%	6.71%	0.62%	6.71%
PFS	Provident Fin. Serv. Inc of NJ	$6,353	15.74%	8.24%	0.67%	0.62%	3.68%	0.57%	3.39%

Comparable Group
ABNJ	American Bncrp of NJ Inc of NJ	$626	14.41%	14.41%	0.14%	0.07%	0.45%	0.07%	0.45%
ESSA	ESSA Bancorp, Inc. of PA	$985	21.10%	21.10%	NA	0.75%	3.41%	0.75%	3.41%
ESBK	Elmira Svgs Bank, FSB of NY	$464	6.53%	3.73%	NA	0.35%	5.36%	0.22%	3.28%
FSBI	Fidelity Bancorp, Inc. of PA	$724	6.24%	5.89%	NA	0.55%	8.68%	0.57%	8.94%
FKFS	First Keystone Fin., Inc of PA	$519	6.51%	6.51%	0.27%	0.15%	2.24%	0.14%	2.10%
HARL	Harleysville Svgs Fin Cp of PA	$825	5.58%	5.58%	NA	0.46%	7.75%	0.48%	8.13%
PBCI	Pamrapo Bancorp, Inc. of NJ	$603	9.67%	9.67%	2.10%	0.62%	6.71%	0.62%	6.71%
ROME	Rome Bancorp, Inc. of Rome NY	$319	19.66%	19.66%	0.60%	0.92%	4.26%	0.92%	4.26%
THRD	TF Fin. Corp. of Newtown PA	$717	9.60%	9.02%	0.37%	0.70%	7.15%	0.68%	6.91%
WVFC	WVS Financial Corp. of PA	$439	7.27%	7.27%	NA	0.94%	12.73%	0.94%	12.73%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2008 by RP® Financial, LC.